SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)[1]

SeaChange International, Inc. (“SEAC”)
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
811699107
(CUSIP Number)
Karen Singer, 212 Vaccaro Dr., Cresskil, NJ 07626, Tel: 212-845-7977
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

_______________

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	811699107	13D/A5	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,067,616
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
6,067,616
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,067,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	811699107	13D/A5	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,067,616[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
6,067,616[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,067,616
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3%
14	TYPE OF REPORTING PERSON*
OO

_______________

[2] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC

[3] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC

SCHEDULE 13D/A5

This constitutes Amendment No. 5 (the “Amendment No. 5”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Ms. Singer”), dated and filed January 22, 2019 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of SeaChange International, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

(a)             The purpose of this filing is to report that, since the filing of the Statement, a material change occurred in regards to a material agreement as set forth below:

On December 22, 2021, as disclosed in the Company’s Current Report Pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 on Form 8-K filed on December 22, 2021, the Company entered into a Merger Agreement (“Merger Agreement”) with Triller Hold Co. LLC (“Triller”), attached as Exhibit 2.1 thereto, and incorporated herein by reference. Contemporaneously with the Merger Agreement the Reporting Person entered into a Support Agreement with Triller, as previously disclosed by the Reporting Person in Amendment No. 4 to the Statement, filed December 28, 2021 (“Amendment 4”), attached as Exhibit 99.1, thereto, and incorporated herein by reference. The Support Agreement terminated due to the initial S-4 for the Merger, as defined in the Merger Agreement, not being filed. At this time the parties have agreed not to extend the Support Agreement.

Although the Reporting Person is not currently taking any formal stance regarding its support for the Merger, its support will only be granted upon its review of all final documents regarding the structure of the Merger, their compliance with the original business terms and understanding, and firm commitments for the contemplated merger financing. These include, but are not limited to, stockholders’ ability to take equity on terms no less favorable than any new money raised, through any security, to support the Merger and an indenture for the Senior Notes that provides protections sufficient to guarantee their repayment within 12 months. Absent these provisions the Reporting Person will not vote in favor of the Merger.

Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

(b)       The purpose of this filing is to also report that, since the filing of the Statement, a material change occurred in the percentage of the shares of Common Stock beneficially owned by the Reporting Person due to changes in the amount of the Company’s outstanding Common Stock, as set forth herein.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 49,212,173 shares of Common Stock reported as outstanding on October 31, 2021 in the Issuer’s Form 10-Q filed on December 15, 2021.

A.        TAR HOLDINGS, LLC

(a)       As of the date hereof, TAR HOLDINGS, LLC (“TAR”) beneficially owns 6,067,616 shares of Common Stock, which shares are held directly by TAR.

Percentage: Approximately 12.3%

(b) 1. Sole power to vote or direct vote: 6,067,616[4]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,067,616[5]

4. Shared power to dispose or direct the disposition: 0

B.       KAREN SINGER

(a)       As of the date hereof, Ms. Singer, as the managing member of TAR, beneficially owns 6,067,616 shares of Common Stock held by TAR.

Percentage: Approximately 12.3%

(b) 1. Sole power to vote or direct vote: 6,067,616[6]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,067,616[7]

4. Shared power to dispose or direct the disposition: 0

(c)        As of the date hereof, the Reporting Person beneficially owns an aggregate of 6,067,616 shares of Common Stock, constituting approximately 12.3 % of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

_______________

[4] Ms. Singer has sole voting power with respect to all shares held by TAR Holdings, LLC.

[5] Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings, LLC.

[6] See FN4

[7] See FN5

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

TAR HOLDINGS, LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Managing Member